UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.   )1

Kenneth Cole Productions, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

193294105
(CUSIP Number)

June 8, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 193294105

1	NAME OF REPORTING PERSON Bandera Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 521,163
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 521,163
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 193294105

1	NAME OF REPORTING PERSON Gregory Bylinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 521,163
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 521,163
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 193294105

1	NAME OF REPORTING PERSON Jefferson Gramm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 521,163
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 521,163
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 193294105

1	NAME OF REPORTING PERSON Andrew Shpiz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 521,163
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 521,163
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 193294105

Item 1(a).	Name of Issuer:

Kenneth Cole Productions, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

603 West 50th Street,
New York, NY 10019

Item 2(a).	Name of Person Filing:

This statement is filed by Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”), Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are filing this Statement with respect to 521,163 shares of Class A Common Stock (the “Master Fund’s Shares”) directly owned by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”).

Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Master Fund’s Shares by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund’s Shares.

Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 50 Broad Street, Suite 1820, New York, New York 10004.

Item 2(c).	Citizenship:

Bandera Partners is organized under the laws of the State of Delaware.  Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e).	CUSIP Number:

193294105

CUSIP NO. 193294105

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on June 8, 2011.

Bandera Partners LLC

(a)	Amount beneficially owned:

521,163 Shares

(b)	Percent of class:

5.1% (based upon 10,258,858 Shares outstanding, which is the total number of Shares outstanding as of May 4, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2011).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

521,163 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

CUSIP NO. 193294105

(iii)	Sole power to dispose or to direct the disposition of

521,163 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Gregory Bylinsky

(a)	Amount beneficially owned:

521,163 Shares

(b)	Percent of class:

5.1% (based upon 10,258,858 Shares outstanding, which is the total number of Shares outstanding as of May 4, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2011).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

521,163 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

521,163 Shares

Jefferson Gramm

(a)	Amount beneficially owned:

521,163 Shares

(b)	Percent of class:

5.1% (based upon 10,258,858 Shares outstanding, which is the total number of Shares outstanding as of May 4, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2011).

CUSIP NO. 193294105

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

521,163 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

521,163 Shares

Andrew Shpiz

(a)	Amount beneficially owned:

521,163 Shares

(b)	Percent of class:

5.1% (based upon 10,258,858 Shares outstanding, which is the total number of Shares outstanding as of May 4, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2011).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

521,163 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

521,163 Shares

CUSIP NO. 193294105

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, the Master Fund’s Shares is held by Bandera Master Fund, a private investment fund for which Bandera Partners serves as investment manager.  Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz disclaim beneficial ownership of the Master Fund’s Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 193294105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2012

BANDERA PARTNERS LLC

	By:	/s/ Gregory Bylinsky
		Name:	Gregory Bylinsky
		Title:	Managing Member

By:	/s/ Gregory Bylinsky
	Name:	Gregory Bylinsky

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm

By:	/s/ Andrew Shpiz
	Name:	Andrew Shpiz